UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PACIFIC INTERNET LIMITED

(Name of Issuer)

Ordinary Shares of Par Value $2.00 Per Share

(Title of Class of Securities)

Y66183-10-7

(CUSIP Number)

Terrence R. Brady

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

(312) 558-5699

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VANTAGE CORPORATION LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,879,373 (See Item 5)

	8.	Shared Voting Power -

	9.	Sole Dispositive Power 3,879,373 (See Item 5)

	10.	Shared Dispositive Power -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,879,373 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.1% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO (See Item 3)

Item 1.	Security and Issuer

The Schedule 13D (the “Schedule 13D”) filed on March 6, 2006 by Vantage Corporation Limited (“Vantage”) relating to the Ordinary Shares, par value S$2.00 per share (the “Shares”), of Pacific Internet Limited, a company incorporated under the laws of the Republic of Singapore (the “Issuer”), is hereby amended as set forth below by this Amendment No. 1.  The address of the Issuer’s principal executive office is 89 Science Park Drive, #02-05/06, The Rutherford, Singapore Science Park, Singapore 118261.

Unless otherwise indicated herein, terms used and defined in the Schedule 13D shall have the respective meanings herein as are ascribed to such terms in the Schedule 13D.
Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
On March 20, 2006, Vantage Capital, a wholly-owned subsidiary of Vantage, transferred 50,000 Shares to Vantage for approximately S$611,960.
Item 5.	Interest in Securities of the Issuer
Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)           As of the close of business on March 20, 2006, Vantage beneficially owned of record 3,879,373 Shares, which constitutes 29.1% of the Shares outstanding.  The aggregate percentage of Shares reported as beneficially owned of record by Vantage in this Statement is based upon the total number of Shares outstanding as of December 31, 2004, as identified in the Issuer’s Form 20-F for the year ended December 31, 2004.

(b) Vantage has the sole power to vote and dispose or direct the vote and disposition of 3,879,373 Shares.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VANTAGE CORPORATION LIMITED

March 21, 2006
Date
/s/ Zhang Yun
Signature
Zhang Yun/Chief Investment Officer
Name/Title